UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2015

Commission File Number: 001-35990

 Prosensa Holding N.V.

 J.H. Oortweg 21
2333 CH Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-197240) and Form S-8 (Registration Number 333-194650) of Prosensa Holding N.V. (the “Registrant”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 15, 2015, BioMarin Pharmaceutical Inc. (“BioMarin”) announced the completion of the previously-announced offer (the “Closing”) by subsidiaries of BioMarin to purchase all of the issued and outstanding ordinary shares, nominal value €0.01 per share, of the Registrant.

As previously disclosed, on January 13, 2015, the Registrant held an extraordinary general meeting of shareholders whereat it approved certain agenda items to become effective upon the Closing, including the resignation of certain managing and supervisory directors of the Registrant and the appointment of new managing and supervisory directors designated by BioMarin.  Thus, as a result of the Closing, the resignation of all pre-Closing managing directors has become effective, with the exception of Giles Campion who is not resigning.  Also effective upon the Closing were the resignations of all pre-Closing supervisory directors, with the exception of David Mott who is not resigning.  The appointments of Scott Clarke and Richard Holslag to the management board, and Hans Schikan, Henry Fuchs, Robert Baffi and G. Eric Davis to the supervisory board, became effective upon the Closing, and the reappointments of David Mott to the supervisory board and Giles Campion to the management board became effective upon the Closing as well.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prosensa Holding N.V.

By:	/s/ Giles Campion
	Name:	Giles Campion
	Title:	Managing Director
Date: January 15, 2015

By:	/s/ Richard Holslag
	Name:	Richard Holslag
	Title:	Managing Director